TomBot, Inc.



ANNUAL REPORT

19197 Golden Valley Road, #638

Santa Clarita, CA 91387

0

https://tombot.com/

This Annual Report is dated June 3, 2022.

BUSINESS

Tombot is making highly realistic robotic animals designed to stimulate the formation of emotional attachment and relieve the behavioral and psychological symptoms of dementia. Tombot has been awarded a design patent from the USPTO. Tombot has filed utility patent application in the USPTO.

Tombot Puppies have been pre-ordered for residential, assisted living, skilled nursing and acute care applications. Tombot Puppies have also been preordered for seniors subjected to social isolation due to COVID-19, children with Autism, adults with high impact chronic pain, major depressive disorder, anxiety, bipolar disorder, and PTSD. Peer-reviewed studies show that robotic animals positively affect some peoples' ability to cope with stress, anxiety, loneliness, depression and pain, improving quality of life and reducing the need for psychotropic and opioid medications.

Tombot aims to be the first affordable, FDA-regulated robotic animal.

Previous Offerings

Type of security sold: SAFE

Final amount sold: $250,000.00

Use of proceeds: Research and development expenses

Date: August 21, 2018

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $885,000.00

Use of proceeds: Research and development; Kickstarter crowdfunding campaign; fundraising; test marketing

Date: May 04, 2020

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $2,593,000.00

Use of proceeds: Research and development; fundraising; new hires

Date: April 26, 2021

Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Tombot is a pre-revenue company.

Fiscal year 2021 - ending January 31, 2022 - compared to fiscal year 2020 - ending January 31, 2021

Revenue

Tombot is reporting no revenue, cost of sales, or gross margins for 2021 or 2020.

Expenses

The big story of 2021 was the inauguration of our 3rd party contract with Synapse for engineering services. Following the achievement of a major funding milestone in April 2021, Tombot was in a position to afford the first phase of this contract to re-engineer the mechanical, electrical, firmware, and cosmetic subsystems and elements of our robot, as we convert our prototype into a production manufacturable robot.

Historical results and cash flows:

Tombot expects to begin shipping robots to customers and generating first revenues in 2024.

For fiscal year 2021 Tombot significantly increased overall research and development expenses. The bulk of these expenses will be attributable to 1) outsourced engineering services; 2) new engineering hires; and 3) founders going on salary.

Tombot leased new office facilities in Q3 of 2021 and resumed full time work from office in Q4 2021.

Tombot saw a sharp increase in G&A expenses in 2021 associated with Regulation Crowdfunding. These expenses included fees to the platform (StartEngine) and marketing expenses surrounding the campaign.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Customers

Amount Owed: $49,899.00

Interest Rate: 0.0%

Maturity Date: January 01, 2024

These are pre-order deposits for products purchases. Tombot will retire the debt as we ship robots to our pre-order customers.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Thomas Edward Stevens

Thomas Edward Stevens's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer; President; Chief Financial Officer; Secretary

Dates of Service: October 13, 2017 - Present

Responsibilities: Executive leadership of the company, and the primary office responsible for finance, marketing, sales, clinical studies, and regulatory compliance. Current annual salary: $150,000. Equity: 6,000,000 shares of common stock.

Position: Chairman - Board of Directors

Dates of Service: October 13, 2017 - Present

Responsibilities: To lead the Board's meetings and to sign Board consents

Name: Henry P. Schorz

Henry P. Schorz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technical Officer

Dates of Service: October 13, 2017 - Present

Responsibilities: Top level executive leading the technical development of Tombot's products and services. Current annual salary: $150,000. Equity: 1,947,020 shares of common stock.

Position: Director - Board of Directors

Dates of Service: August, 2021 - Present

Responsibilities: To participate in Board meetings and vote on Board motions and consents.

Name: Jesse M. Schorz

Jesse M. Schorz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: August 27, 2018 - Present

Responsibilities: Top level executive leading all aspects of Tombot operations: supply chain management, logistics, fulfillment, and IT; second in command of all Tombot engineering and other technical activities. Current annual salary: $150,000.

Position: Director - Board of Directors

Dates of Service: August, 2021 - Present

Responsibilities: To participate in Board meetings and vote on Board motions and consents.

Name: Ric Edelman

Positions and offices currently held with the issuer:

Position: Director - Board of Directors

Dates of Service: August, 2021 - Present

Responsibilities: To participate in Board meetings and vote on Board motions and consents.

Name: Jay Goss

Positions and offices currently held with the issuer:

Position: Director - Board of Directors

Dates of Service: August, 2021 - Present

Responsibilities: To participate in Board meetings and vote on Board motions and consents.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Thomas E. Stevens

Amount and nature of Beneficial ownership: 6,000,000

Percent of class: 64.18

Title of class: Common Stock

Stockholder Name: Henry P. Schorz

Amount and nature of Beneficial ownership: 1,947,020

Percent of class: 20.83

Title of class: Common Stock

Stockholder Name: Jesse M. Schorz

Amount and nature of Beneficial ownership: 1,402,415

Percent of class: 15.0

RELATED PARTY TRANSACTIONS

Name of Entity: Stevens Family Trust

Relationship to Company: Thomas Stevens is Trustee of Stevens Family Trust and 20%+ Owner in issuer

Nature / amount of interest in the transaction: Investor in Tombot

Material Terms: There are two tranches of transactions: I. In 2018, Stevens Family Trust invested a total of $250,000 in five separate SAFEs at $2.7M Cap. II. Later in 2018 and 2019, Stevens Family Trust loaned a total of $250,000 in three separate promissory notes. The $250,000 in promissory notes plus interest were converted in 2020 to a $290,000 SAFE, with an $11M Cap.

OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, Series Pre-Seed SAFE, Series Seed SAFE I, Series Seed SAFE II, Series Seed I Preferred, Series Seed II Preferred, and Series Seed III Preferred. As part of the Regulation Crowdfunding raise, the Company offered up to 3,225,806 of Series Seed I Preferred.

Common Stock

The amount of security authorized is 50,000,000 with a total of 9,349,435 outstanding.

Voting Rights

Each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The amount of security authorized is 7,963,918 with a total of 0 outstanding.

Voting Rights

Series Seed vote together with the common as a single class on an as converted to common basis. In addition, the consent of a majority of the outstanding Series Seed will be required to effect (a) any change in the rights, powers or privileges of the Series Seed set forth in the articles of incorporation in a way that adversely affects the Series Seed and (b) the creation of any senior securities.

Material Rights

Major investors (who invest at least $25,000) will have customary information and participation rights.

Series Pre-Seed SAFE

The security will convert into Preferred shares and the terms of the Series Pre-Seed SAFE are outlined below:

Amount outstanding: $250,000.00

Interest Rate: %

Discount Rate: 85.0%

Valuation Cap: $2,700,000.00

Conversion Trigger: $1M or more raised in a priced equity round

Material Rights

2x liquidation preferences.

Series Seed SAFE I

The security will convert into Preferred shares and the terms of the Series Seed SAFE I are outlined below:

Amount outstanding: $885,000.00

Interest Rate: %

Discount Rate: 85.0%

Valuation Cap: $11,000,000.00

Conversion Trigger: $1M or more raised in a paced equity round

Material Rights

2x liquidation preferences; Most Favored Nations for price and discount.

Series Seed SAFE II

The security will convert into Preferred shares and the terms of the Series Seed SAFE II are outlined below:

Amount outstanding: $2,593,000.00

Interest Rate: %

Discount Rate: 85.0%

Valuation Cap: $11,000,000.00

Conversion Trigger: $1M or more raised in paced equity round

Material Rights

2x liquidation preferences

Series Seed I Preferred

The amount of security authorized is 3,868,732 with a total of 574,970 outstanding.

Voting Rights

Series Seed vote together with the common as a single class on an as converted to common basis. In addition, the consent of a majority of the outstanding Series Seed will be required to effect (a) any change in the rights, powers or privileges of the Series Seed set forth in the articles of incorporation in a way that adversely affects the Series Seed and (b) the creation of any senior securities.

Material Rights

Major investors (who invest at least $25,000) will have customary information and participation rights.

Series Seed II Preferred

The amount of security authorized is 865,689 with a total of 0 outstanding.

Voting Rights

Series Seed vote together with the common as a single class on an as converted to common basis. In addition, the consent of a majority of the outstanding Series Seed will be required to effect (a) any change in the rights, powers or privileges of the Series Seed set forth in the articles of incorporation in a way that adversely affects the Series Seed and (b) the creation of any senior securities.

Material Rights

Major investors (who invest at least $25,000) will have customary information and participation rights.

Series Seed III Preferred

The amount of security authorized is 2,301,661 with a total of 0 outstanding.

Voting Rights

Series Seed vote together with the common as a single class on an as converted to common basis. In addition, the consent of a majority of the outstanding Series Seed will be required to effect (a) any change in the rights, powers or privileges of the Series Seed set forth in the articles of incorporation in a way that adversely affects the Series Seed and (b) the creation of any senior securities.

Material Rights

Major investors (who invest at least $25,000) will have customary information and participation rights.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 3, 2022.

TomBot, Inc.

By   /s/ *Thomas Edward Stevens*

Name: TomBot, Inc

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Balance Sheet



Tombot, Inc.
As at 31 January 2022

	31 Jan 2022
Assets	
Cash and Cash Equivalents	
Checking Account x4722	1,302,349
Collateral MMA x2699	20,000
Total Cash and Cash Equivalents	**1,322,349**
Current Assets	
Prepaid Other Expenses	23,402
Prepaid Rent	2,200
Total Current Assets	**25,602**
Property, Plant and Equipment	
Accumulated Depreciation	(17,467)
Computer and Equipment	7,079
Website	23,807
Total Property, Plant and Equipment	**13,419**
Other Non-current Assets	
Accumulated Amortization	(2,229)
Patents and Copyrights	15,400
Security Deposit Receivable	5,000
Total Other Non-current Assets	**18,171**
Total Assets	**1,379,541**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	11,648
Accrued Expense	214,810
PTO Payable	34,408
SVB Innovators Card x3047	1,021
Wages Payable	5,610
Total Current Liabilities	**267,498**
Non-Current Liabilities	
Kickstarter	
Kickstarter Refunds	(9,006)
Kickstarter Revenue - Deferred	58,895
Total Kickstarter	**49,889**
Total Non-Current Liabilities	**49,889**

Unaudited - No Assurance Is Provided

Balance Sheet



	31 Jan 2022
Total Liabilities	**317,387**
Equity	
APIC	151,023
Common Stock	600
Current Year Earnings	(2,092,370)
Owner Contributions	(600)
Retained Earnings	(1,435,948)
SAFE Investors	
SAFE investors - 32 Ventures	290,000
SAFE investors - 32 Ventures I	10,000
SAFE investors - Alexander Payne	100,000
SAFE investors - Angel Physicians Fund	200,000
SAFE investors - Anne Batz / Talent Republic	10,000
SAFE Investors - Barbosa Trust	20,000
SAFE investors - Best Year Holdings	200,000
SAFE investors - BGSR Holdings (Marc Sussman)	10,000
SAFE investors - Bruce and Susan Savett	50,000
SAFE Investors - Carol Hurwitz	50,000
SAFE investors - Caroline Ducrocq	100,000
SAFE investors - Cimmet Family 2010 Trust	25,000
SAFE investors - Direct Market Experts, Inc.	25,000
SAFE investors - Earl's Court	50,000
SAFE investors - Ed Peisner	25,000
SAFE investors - Evan Levow	50,000
SAFE investors - Garry Willinge	30,000
SAFE investors - Glenn Kwan	10,000
SAFE investors - Glenn Kwan II	8,000
SAFE investors - Jason Rinsky	240,000
SAFE investors - Jennifer Hunter	50,000
SAFE investors - Jerry Symon	10,000
SAFE investors - Jill Rosenblum	10,000
SAFE investors - Jim Lyles	50,000
SAFE investors - Jim Rowe	10,000
SAFE investors - Joseph Witthohn	50,000
SAFE investors - Karren Morgan	10,000
SAFE investors - Kerry Robinson	10,000
SAFE Investors - Melissa Lau	15,000
SAFE Investors - Menno Vos	100,000
SAFE investors - Mitch Kleinman / McFarlin LLP	10,000
SAFE investors - Niels Fache	20,000
SAFE investors - Niver Family Trust	200,000
SAFE investors - Peisner Family Trust	150,000
SAFE Investors - Philip Harvey	25,000

Unaudited - No Assurance Is Provided



	31 Jan 2022
SAFE investors - Rob Fauver	30,000
SAFE investors - Ronald Harris	30,000
SAFE investors - Schwartz Family Trust	50,000
SAFE investors - Stevens Family Trust	290,000
SAFE investors - Stevens Family Trust (Pre Seed)	250,000
SAFE investors - The Blum Trust	25,000
SAFE Investors - Thomas Hardy	50,000
SAFE investors - Tiny Orange, LLC	500,000
SAFE investors - Trez and Jean Moore	30,000
SAFE investors - Wavemaker 360	250,000
Total SAFE Investors	**3,728,000**
Series Seed Preferred	
Series Seed Preferred - Start Engine I	199,848
Series Seed Preferred - Start Engine II	55,740
Series Seed Preferred - Start Engine III	16,800
Series Seed Preferred - Start Engine IV	68,223
Series Seed Preferred - Start Engine V	39,850
Series Seed Preferred - Start Engine VI	83,820
Series Seed Preferred - Start Engine VII	2,001
Series Seed Preferred - Start Engine VIII	70,069
Series Seed Preferred - William Cobb	250,000
Start Engine Deposit	(11,991)
Start Engine Fees	(62,910)
Total Series Seed Preferred	**711,449**
Total Equity	**1,062,155**
Total Liabilities and Equity	**1,379,541**

Unaudited - No Assurance Is Provided

Income Statement




Tombot, Inc.
For the month ended 31 January 2022


	Jan-22	YTD
Gross Profit	-	-
Operating Expenses		
Automobile - Gas, Parking, Mileage	6	564
Board of Advisors	85,000	85,000
Consultants - Engineering	272	1,631
Consultants - General	5,399	60,550
Equipment for Testing	-	651
General Advertising	-	69,282
Hr Consultants	99	1,188
Marketing - Advertising	-	9,454
Marketing - Photo, Video, Consulting	374	55,345
Marketing Software, Service Subscriptions	80	3,565
Meals - Travel, Employees, Clients (not Entertainment related)	905	6,334
Prototype - Animatronics Parts	4,870	38,808
Prototype - Design & Engineering Support	63,388	937,628
Prototype - Parts - 3D Printing	112	1,162
Prototype - Parts - Electronics, Misc	543	3,579
Research & Development	17	4,950
Test Marketing - Direct Mailer Printing / Mail Fees	317	317
Travel - G&A	1,272	1,272
Travel - Lodging	-	1,962
General Administrative		
Accounting Fees	2,600	63,365
Accounting Fees (Software)	63	438
Computer Expense	129	1,780
Dues and Subscriptions	953	6,712
Employee Benefit Programs	3,131	18,588
Insurance - Business, Commercial, D&O	1,419	12,212
Legal - Corporate	8,891	90,384
Mailbox	-	450
Medical	300	300
Office Equipment - Purchases	175	175
Office Software	383	2,645
Office Supplies	295	5,647
Postage & Delivery	265	1,382
Recruiting	-	866
Rent	2,200	9,900
Stock-Based Compensation	66,023	66,023
Storage	-	2,330

Unaudited - No Assurance Is Provided

Income Statement



	Jan-22	YTD
TV/Internet	69	427
Total General Administrative	**86,894**	**283,622**
Payroll		
Payroll Processing Fees	99	996
Payroll Taxes	5,624	37,851
Salaries - G&A	54,110	500,889
Total Payroll	**59,833**	**539,737**
Total Operating Expenses	**309,379**	**2,106,601**
Operating Income / (Loss)	**(309,379)**	**(2,106,601)**
Other Income and Expense		
Amortization	(83)	(1,000)
Depreciation	(593)	(6,628)
Interest Income	-	2
Other Income - PPP Loan Forgiven	-	23,757
Taxes - State	-	(1,900)
Total Other Income and Expense	**(677)**	**14,231**
Net Income / (Loss) before Tax	**(310,056)**	**(2,092,370)**
Net Income	**(310,056)**	**(2,092,370)**
Total Comprehensive Income	**(310,056)**	**(2,092,370)**

Unaudited - No Assurance Is Provided



Statement of Cash Flows

Tombot, Inc.
For the month ended January 31, 2022

	JAN 2022
Operating Activities	
Receipts from customers	-
Payments to suppliers and employees	(305,109)
Net Cash Flows from Operating Activities	**(305,108)**
Investing Activities	
Proceeds from sale of property, plant and equipment	593
Other cash items from investing activities	(3,851)
Net Cash Flows from Investing Activities	**(3,258)**
Financing Activities	
Other cash items from financing activities	206,912
Net Cash Flows from Financing Activities	**206,912**
Net Cash Flows	**(101,454)**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	1,423,803
Net cash flows	(101,454)
Cash and cash equivalents at end of period	1,322,349
Net change in cash for period	**(101,454)**

Account Transactions

Tombot, Inc.
For the period January 1, 2022 to January 31, 2022
Accrual Basis



DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Accounting Fees									
Jan 31, 2022	Manual Journal	To record January 2022 accrued expense - Gursey Schneider - January 2022	#4637	2,600	-	2,600	2,600	-	24380 - Accrued Expense, 67860 - Legal - Corporate and 3 more
Total Accounting Fees				**2,600**	**-**	**2,600**	**2,600**	**-**	
Accounting Fees (Software)									
Jan 6, 2022	Spend Money	Bill.com		63	-	63	63	-	10000 - Checking Account x4722
Total Accounting Fees (Software)				**63**	**-**	**63**	**63**	**-**	
Accounts Payable									
Opening Balance				-	14,301	14,301	-	-	
Jan 1, 2022	Payable Invoice	Experien Group Llc	21-937001Dep	-	6,000	20,301	6,000	-	13400 - Prepaid Other Expenses
Jan 4, 2022	Payable Payment	Payment: Wilson Sonsini Goodrich & Rosati PC	2413660	1,376	-	18,925	(1,376)	-	1072 - Bill.com Money Out Clearing
Jan 4, 2022	Payable Payment	Payment: Gursey Schneider (BUSACCT)	389016	2,600	-	16,325	(2,600)	-	1072 - Bill.com Money Out Clearing
Jan 4, 2022	Payable Payment	Payment: C-Level Solutions	2021-12-29	5,000	-	11,325	(5,000)	-	1072 - Bill.com Money Out Clearing
Jan 4, 2022	Payable Payment	Payment: Studio in Common	0025	5,325	-	6,000	(5,325)	-	1072 - Bill.com Money Out Clearing
Jan 6, 2022	Payable Invoice	Tempo Automation, Inc.	18313	-	950	6,950	950	-	67360 - Prototype - Animatronics Parts
Jan 7, 2022	Payable Invoice	Tempo Automation, Inc.	18117	-	1,688	8,638	1,688	-	67360 - Prototype - Animatronics Parts
Jan 11, 2022	Payable Payment	Payment: Tempo Automation, Inc.	18117	1,688	-	6,950	(1,688)	-	1072 - Bill.com Money Out Clearing
Jan 11, 2022	Payable Payment	Payment: Tempo Automation, Inc.	18313	950	-	6,000	(950)	-	1072 - Bill.com Money Out Clearing



DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 12, 2022	Payable Invoice	Sheppard Mullin	290070707	-	2,610	8,610	2,610	-	67860 - Legal - Corporate
Jan 12, 2022	Payable Invoice	Gusto	Payroll period 01/01/2022 - 01/14/2022	-	26,674	35,284	26,674	-	67800 - Salaries - G&A, 63500 - Employee Benefit Programs and 1 more
Jan 13, 2022	Payable Payment	Payment: Gusto	Payroll period 01/01/2022 - 01/14/2022	10,235	-	25,049	(10,235)	-	10000 - Checking Account x4722
Jan 13, 2022	Payable Payment	Payment: Gusto	Payroll period 01/01/2022 - 01/14/2022	16,439	-	8,610	(16,439)	-	10000 - Checking Account x4722
Jan 14, 2022	Payable Invoice	Synapse Product Development, Inc.	18148	-	9,822	18,432	9,822	-	67330 - Prototype - Design & Engineering Support
Jan 14, 2022	Payable Invoice	Tempo Automation, Inc.	17458-tax	-	2,232	20,664	2,232	-	67360 - Prototype - Animatronics Parts
Jan 18, 2022	Payable Invoice	Gursey Schneider (BUSACCT)	389952	-	2,600	23,264	2,600	-	24380 - Accrued Expense
Jan 20, 2022	Payable Invoice	Jesse Schorz	202201	-	1,508	24,773	1,508	-	24350 - Loan Payable - Jesse Schorz
Jan 21, 2022	Payable Payment	Payment: Synapse Product Development, Inc.	18148	9,822	-	14,951	(9,822)	-	1072 - Bill.com Money Out Clearing
Jan 21, 2022	Payable Payment	Payment: Experien Group Llc	21-937001Dep	6,000	-	8,951	(6,000)	-	1072 - Bill.com Money Out Clearing
Jan 21, 2022	Payable Payment	Payment: Gursey Schneider (BUSACCT)	389952	2,600	-	6,351	(2,600)	-	1072 - Bill.com Money Out Clearing
Jan 24, 2022	Payable Invoice	Wilson Sonsini Goodrich & Rosati PC	2422297	-	534	6,885	534	-	67860 - Legal - Corporate
Jan 26, 2022	Payable Payment	Payment: Jesse Schorz	202201	1,508	-	5,376	(1,508)	-	1072 - Bill.com Money Out Clearing
Jan 26, 2022	Payable Invoice	Gusto	Payroll period 01/15/2022 - 01/28/2022	-	26,222	31,599	26,222	-	67800 - Salaries - G&A, 63500 - Employee Benefit Programs and 1 more
Jan 27, 2022	Payable Payment	Payment: Gusto	Payroll period 01/15/2022 - 01/28/2022	9,550	-	22,048	(9,550)	-	10000 - Checking Account x4722
Jan 27, 2022	Payable Payment	Payment: Gusto	Payroll period 01/15/2022 - 01/28/2022	16,672	-	5,376	(16,672)	-	10000 - Checking Account x4722
Jan 28, 2022	Payable Payment	Payment: Avaloninv LP	2022-01-31	2,200	-	3,176	(2,200)	-	1072 - Bill.com Money Out Clearing



DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 29, 2022	Payable Invoice	C-Level Solutions	2022-01-29	-	5,000	8,176	5,000	-	67630 - Consultants - General
Jan 31, 2022	Payable Invoice	Tom Stevens	20220131	-	1,272	9,448	1,272	-	67820 - Travel - G&A
Jan 31, 2022	Payable Invoice	Avaloninv LP	2022-01-31	-	2,200	11,648	2,200	-	13200 - Prepaid Rent
Total Accounts Payable				91,966	89,313	11,648	(2,653)	-	
Closing Balance				-	11,648	11,648	-	-	

Accrued Expense

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Opening Balance				-	155,100	155,100	-	-	
Jan 18, 2022	Payable Invoice	Gursey Schneider (BUSACCT) - Professional services rendered through December 31, 2021	389952	2,600	-	152,500	(2,600)	-	22000 - Accounts Payable
Jan 31, 2022	Manual Journal	To record January 2022 accrued expense	#4637	-	62,310	214,810	62,310	-	67860 - Legal - Corporate, 67630 - Consultants - General and 3 more
Total Accrued Expense				2,600	62,310	214,810	59,710	-	
Closing Balance				-	214,810	214,810	-	-	

Accumulated Amortization

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Opening Balance				-	2,146	(2,146)	-	-	
Jan 31, 2022	Manual Journal	To record January 2022 accumulated amortization - Growth IP 2021	#4579	-	83	(2,229)	(83)	-	63150 - Amortization
Total Accumulated Amortization				-	83	(2,229)	(83)	-	
Closing Balance				-	2,229	(2,229)	-	-	

Accumulated Depreciation

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Opening Balance				-	16,874	(16,874)	-	-	



DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 31, 2022	Manual Journal	To record January 2022 accumulated depreciation	#4578	-	593	(17,467)	(593)	-	63100 - Depreciation
Total Accumulated Depreciation				**-**	**593**	**(17,467)**	**(593)**	**-**	
Closing Balance				**-**	**17,467**	**(17,467)**	**-**	**-**	

Amortization

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 31, 2022	Manual Journal	To record January 2022 accumulated amortization - Growth IP 2021	#4579	83	-	83	83	-	18400 - Accumulated Amortization
Total Amortization				**83**	**-**	**83**	**83**	**-**	

APIC

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Opening Balance				**-**	**-**	**-**	**-**	**-**	
Jan 31, 2022	Manual Journal	To record Warrants expense	#4624	-	85,000	85,000	85,000	-	67900 - Board of Advisors
Jan 31, 2022	Manual Journal	To record Jesse's options expense	#4623	-	66,023	151,023	66,023	-	67825 - Stock-Based Compensation
Total APIC				**-**	**151,023**	**151,023**	**151,023**	**-**	
Closing Balance				**-**	**151,023**	**151,023**	**-**	**-**	

Automobile - Gas, Parking, Mileage

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 31, 2022	Manual Journal	To record Jesse Schorz accrued expenses (12/21-1/22)	#4581	6	-	6	6	-	67390 - Prototype - Parts - Electronics, Misc, 24350 - Loan Payable - Jesse Schorz and 6 more
Total Automobile - Gas, Parking, Mileage				**6**	**-**	**6**	**6**	**-**	

Bill.com Money Out Clearing

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Opening Balance				**-**	**-**	**-**	**-**	**-**	
Jan 4, 2022	Payable Payment	Payment: Wilson Sonsini Goodrich & Rosati PC	https://app.bill.com/OnlineBillPaymentInfo?id=stp01OEGKUJOLE38n0oj	-	1,376	(1,376)	(1,376)	-	22000 - Accounts Payable
Jan 4, 2022	Payable Payment	Payment: Gursey Schneider (BUSACCT)	https://app.bill.com/OnlineBillPaymentInfo?id=stp01CKOSYCRET38n0on	-	2,600	(3,976)	(2,600)	-	22000 - Accounts Payable



DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 4, 2022	Payable Payment	Payment: C-Level Solutions	https://app.bill.com/Onlin eBillPaymentInfo?id=stp0 1IEGSAXVCX38n0oq	-	5,000	(8,976)	(5,000)	-	22000 - Accounts Payable
Jan 4, 2022	Payable Payment	Payment: Studio in Common	https://app.bill.com/Onlin eBillPaymentInfo?id=stp0 1PWIQAYIAD38n0ok	-	5,325	(14,301)	(5,325)	-	22000 - Accounts Payable
Jan 4, 2022	Bank Transfer	Bank Transfer from Checking Account x4722 to Bill.com Money Out Clearing		14,301	-	-	14,301	-	10000 - Checking Account x4722
Jan 11, 2022	Payable Payment	Payment: Tempo Automation, Inc.	https://app.bill.com/Onlin eBillPaymentInfo?id=stp0 1FEHXZCEMR392o2l	-	1,688	(1,688)	(1,688)	-	22000 - Accounts Payable
Jan 11, 2022	Bank Transfer	Bank Transfer from Checking Account x4722 to Bill.com Money Out Clearing		2,638	-	950	2,638	-	10000 - Checking Account x4722
Jan 11, 2022	Payable Payment	Payment: Tempo Automation, Inc.	https://app.bill.com/Onlin eBillPaymentInfo?id=stp0 1OBHKSDGRJ392o82	-	950	-	(950)	-	22000 - Accounts Payable
Jan 21, 2022	Bank Transfer	Bank Transfer from Checking Account x4722 to Bill.com Money Out Clearing		18,422	-	18,422	18,422	-	10000 - Checking Account x4722
Jan 21, 2022	Payable Payment	Payment: Synapse Product Development, Inc.	https://app.bill.com/Onlin eBillPaymentInfo?id=stp0 1ZOHFFPYJE39p86p	-	9,822	8,600	(9,822)	-	22000 - Accounts Payable
Jan 21, 2022	Payable Payment	Payment: Experien Group Llc	https://app.bill.com/Onlin eBillPaymentInfo?id=stp0 1WITWJGEUI39p86u	-	6,000	2,600	(6,000)	-	22000 - Accounts Payable
Jan 21, 2022	Payable Payment	Payment: Gursey Schneider (BUSACCT)	https://app.bill.com/Onlin eBillPaymentInfo?id=stp0 1BUWZFLFUL39p86s	-	2,600	-	(2,600)	-	22000 - Accounts Payable
Jan 26, 2022	Payable Payment	Payment: Jesse Schorz	https://app.bill.com/Onlin eBillPaymentInfo?id=stp0 1FNPBRZSJO39z22o	-	1,508	(1,508)	(1,508)	-	22000 - Accounts Payable
Jan 26, 2022	Bank Transfer	Bank Transfer from Checking Account x4722 to Bill.com Money Out Clearing		1,508	-	-	1,508	-	10000 - Checking Account x4722
Jan 28, 2022	Payable Payment	Payment: Avaloninv LP	https://app.bill.com/Onlin eBillPaymentInfo?id=stp0 1ZGLIWGNVY39my5f	-	2,200	(2,200)	(2,200)	-	22000 - Accounts Payable
Jan 28, 2022	Bank Transfer	Bank Transfer from Checking Account x4722 to Bill.com Money Out Clearing		2,200	-	-	2,200	-	10000 - Checking Account x4722
Total Bill.com Money Out Clearing				**39,069**	**39,069**	**-**	**-**	**-**	
Closing Balance				**-**	**-**	**-**	**-**	**-**	



DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Board of Advisors									
Jan 31, 2022	Manual Journal	To record Warrants expense - Robert Wolf - 32 Entertainment LLC	#4624	60,000	-	60,000	60,000	-	32000 - APIC
Jan 31, 2022	Manual Journal	To record Warrants expense - Gary Willinge	#4624	5,000	-	65,000	5,000	-	32000 - APIC
Jan 31, 2022	Manual Journal	To record Warrants expense - Richard Lees	#4624	10,000	-	75,000	10,000	-	32000 - APIC
Jan 31, 2022	Manual Journal	To record Warrants expense - Robert Peisner	#4624	10,000	-	85,000	10,000	-	32000 - APIC
Total Board of Advisors				**85,000**	**-**	**85,000**	**85,000**	**-**	
Checking Account x4722									
Opening Balance				**1,403,803**	**-**	**1,403,803**	**-**	**-**	
Jan 4, 2022	Spend Money	Gusto Fee		-	99	1,403,704	(99)	-	66800 - Payroll Processing Fees
Jan 4, 2022	Bank Transfer	Bank Transfer from Checking Account x4722 to Bill.com Money Out Clearing		-	14,301	1,389,403	(14,301)	-	1072 - Bill.com Money Out Clearing
Jan 6, 2022	Spend Money	Bill.com		-	63	1,389,340	(63)	-	67932 - Accounting Fees (Software)
Jan 11, 2022	Bank Transfer	Bank Transfer from Checking Account x4722 to Bill.com Money Out Clearing		-	2,638	1,386,702	(2,638)	-	1072 - Bill.com Money Out Clearing
Jan 13, 2022	Payable Payment	Payment: Gusto	Payroll period 01/01/2022 - 01/14/2022	-	10,235	1,376,468	(10,235)	-	22000 - Accounts Payable
Jan 13, 2022	Payable Payment	Payment: Gusto	Payroll period 01/01/2022 - 01/14/2022	-	16,439	1,360,028	(16,439)	-	22000 - Accounts Payable
Jan 21, 2022	Bank Transfer	Bank Transfer from Checking Account x4722 to SVB Innovators Card x3047		-	4,969	1,355,060	(4,969)	-	10350 - SVB Innovators Card x3047
Jan 21, 2022	Bank Transfer	Bank Transfer from Checking Account x4722 to Bill.com Money Out Clearing		-	18,422	1,336,638	(18,422)	-	1072 - Bill.com Money Out Clearing
Jan 26, 2022	Spend Money	Anthem Blue Cross		-	4,358	1,332,280	(4,358)	-	13400 - Prepaid Other Expenses
Jan 26, 2022	Bank Transfer	Bank Transfer from Checking Account x4722 to Bill.com Money Out Clearing		-	1,508	1,330,771	(1,508)	-	1072 - Bill.com Money Out Clearing
Jan 27, 2022	Payable Payment	Payment: Gusto	Payroll period 01/15/2022 - 01/28/2022	-	9,550	1,321,221	(9,550)	-	22000 - Accounts Payable
Jan 27, 2022	Payable Payment	Payment: Gusto	Payroll period 01/15/2022 - 01/28/2022	-	16,672	1,304,549	(16,672)	-	22000 - Accounts Payable



DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 28, 2022	Bank Transfer	Bank Transfer from Checking Account x4722 to Bill.com Money Out Clearing		-	2,200	1,302,349	(2,200)	-	1072 - Bill.com Money Out Clearing
Jan 31, 2022	Bank Transfer	Bank Transfer from Collateral MMA x2699 to Checking Account x4722		-	-	1,302,349	-	-	10250 - Collateral MMA x2699
Total Checking Account x4722				**-**	**101,454**	**1,302,349**	**(101,454)**	**-**	
Closing Balance				**1,302,349**	**-**	**1,302,349**	**-**	**-**	

Collateral MMA x2699

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Opening Balance				**20,000**	**-**	**20,000**	**-**	**-**	
Jan 31, 2022	Receive Money	Silicon Valley Bank		-	-	20,000	-	-	46100 - Interest Income
Jan 31, 2022	Bank Transfer	Bank Transfer from Collateral MMA x2699 to Checking Account x4722		-	-	20,000	-	-	10000 - Checking Account x4722
Total Collateral MMA x2699				**-**	**-**	**20,000**	**-**	**-**	
Closing Balance				**20,000**	**-**	**20,000**	**-**	**-**	

Computer Expense

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 6, 2022	Spend Money	Apple.com		10	-	10	10	-	10350 - SVB Innovators Card x3047
Jan 12, 2022	Spend Money	Apple.com		50	-	60	50	-	10350 - SVB Innovators Card x3047
Jan 26, 2022	Spend Money	Apple.com		7	-	67	7	-	10350 - SVB Innovators Card x3047
Jan 27, 2022	Spend Money	Microsoft		60	-	127	60	-	10350 - SVB Innovators Card x3047
Jan 27, 2022	Spend Money	Microsoft		2	-	129	2	-	10350 - SVB Innovators Card x3047
Total Computer Expense				**129**	**-**	**129**	**129**	**-**	

Consultants - Engineering

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 31, 2022	Manual Journal	To Record amortization for January 2022 prepaid - Goengineer, Inc. #317956	#4574	272	-	272	272	-	13400 - Prepaid Other Expenses, 63500 - Employee Benefit Programs and 2 more
Total Consultants - Engineering				**272**	**-**	**272**	**272**	**-**	

Consultants - General



DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 5, 2022	Spend Money	Angelspan		399	-	399	399	-	10350 - SVB Innovators Card x3047
Jan 29, 2022	Payable Invoice	C-Level Solutions - -	2022-01-29	5,000	-	5,399	5,000	-	22000 - Accounts Payable
Jan 31, 2022	Manual Journal	To record January 2022 accrued expense - Studio in Common - December 2021	#4637	-	2,500	2,899	(2,500)	-	24380 - Accrued Expense, 67860 - Legal - Corporate and 3 more
Jan 31, 2022	Manual Journal	To record January 2022 accrued expense - Studio in Common - January 2022	#4637	2,500	-	5,399	2,500	-	24380 - Accrued Expense, 67860 - Legal - Corporate and 3 more
Total Consultants - General				**7,899**	**2,500**	**5,399**	**5,399**	**-**	

Depreciation

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 31, 2022	Manual Journal	To record January 2022 accumulated depreciation	#4578	593	-	593	593	-	17800 - Accumulated Depreciation
Total Depreciation				**593**	**-**	**593**	**593**	**-**	

Dues and Subscriptions

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 2, 2022	Spend Money	Scale LA		50	-	50	50	-	10350 - SVB Innovators Card x3047
Jan 10, 2022	Spend Money	Family Office Club		399	-	449	399	-	10350 - SVB Innovators Card x3047
Jan 18, 2022	Spend Money	New York Times		17	-	466	17	-	10350 - SVB Innovators Card x3047
Jan 30, 2022	Spend Money	DropBox		45	-	511	45	-	10350 - SVB Innovators Card x3047
Jan 30, 2022	Spend Money	Shopify.com		29	-	540	29	-	10350 - SVB Innovators Card x3047
Jan 31, 2022	Manual Journal	To record January 2022 accrued expense - Red Crow Crowd - December 2021 - January 2022	#4637	398	-	938	398	-	24380 - Accrued Expense, 67860 - Legal - Corporate and 3 more
Jan 31, 2022	Manual Journal	To record Jesse Schorz accrued expenses (12/21-1/22)	#4581	15	-	953	15	-	67390 - Prototype - Parts - Electronics, Misc, 24350 - Loan Payable - Jesse Schorz and 6 more
Total Dues and Subscriptions				**953**	**-**	**953**	**953**	**-**	



DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Employee Benefit Programs									
Jan 12, 2022	Payable Invoice	Gusto - Employer Benefit Expenses For Dental Silver PPO - TS	Payroll period 01/01/2022 - 01/14/2022	42	-	42	42	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 12, 2022	Payable Invoice	Gusto - Benefit Liabilities For Dental Silver PPO - TS	Payroll period 01/01/2022 - 01/14/2022	-	61	(19)	(61)	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 12, 2022	Payable Invoice	Gusto - Employer Benefit Expenses For Dental Silver PPO - JS	Payroll period 01/01/2022 - 01/14/2022	59	-	40	59	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 12, 2022	Payable Invoice	Gusto - Benefit Liabilities For Dental Silver PPO - JS	Payroll period 01/01/2022 - 01/14/2022	-	93	(52)	(93)	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 12, 2022	Payable Invoice	Gusto - Employer Benefit Expenses For Medical Gold PPO - TS	Payroll period 01/01/2022 - 01/14/2022	568	-	516	568	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 12, 2022	Payable Invoice	Gusto - Benefit Liabilities For Medical Gold PPO - TS	Payroll period 01/01/2022 - 01/14/2022	-	910	(395)	(910)	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 12, 2022	Payable Invoice	Gusto - Employer Benefit Expenses For Medical Bronze PPO - JS	Payroll period 01/01/2022 - 01/14/2022	486	-	91	486	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 12, 2022	Payable Invoice	Gusto - Benefit Liabilities For Medical Bronze PPO - JS	Payroll period 01/01/2022 - 01/14/2022	-	662	(571)	(662)	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 12, 2022	Payable Invoice	Gusto - Employer Benefit Expenses For Dental Silver PPO - MS	Payroll period 01/01/2022 - 01/14/2022	24	-	(547)	24	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 12, 2022	Payable Invoice	Gusto - Benefit Liabilities For Dental Silver PPO - MS	Payroll period 01/01/2022 - 01/14/2022	-	28	(575)	(28)	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 12, 2022	Payable Invoice	Gusto - Employer Benefit Expenses For Medical Silver PPO - MS	Payroll period 01/01/2022 - 01/14/2022	219	-	(356)	219	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 12, 2022	Payable Invoice	Gusto - Benefit Liabilities For Medical Silver PPO - MS	Payroll period 01/01/2022 - 01/14/2022	-	257	(614)	(257)	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 26, 2022	Payable Invoice	Gusto - Employer Benefit Expenses For Dental Silver PPO - TS	Payroll period 01/15/2022 - 01/28/2022	42	-	(572)	42	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more



DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 26, 2022	Payable Invoice	Gusto - Benefit Liabilities For Dental Silver PPO - TS	Payroll period 01/15/2022 - 01/28/2022	-	61	(633)	(61)	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 26, 2022	Payable Invoice	Gusto - Employer Benefit Expenses For Dental Silver PPO - JS	Payroll period 01/15/2022 - 01/28/2022	59	-	(573)	59	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 26, 2022	Payable Invoice	Gusto - Benefit Liabilities For Dental Silver PPO - JS	Payroll period 01/15/2022 - 01/28/2022	-	93	(666)	(93)	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 26, 2022	Payable Invoice	Gusto - Employer Benefit Expenses For Medical Gold PPO - TS	Payroll period 01/15/2022 - 01/28/2022	568	-	(98)	568	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 26, 2022	Payable Invoice	Gusto - Benefit Liabilities For Medical Gold PPO - TS	Payroll period 01/15/2022 - 01/28/2022	-	910	(1,008)	(910)	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 26, 2022	Payable Invoice	Gusto - Employer Benefit Expenses For Medical Bronze PPO - JS	Payroll period 01/15/2022 - 01/28/2022	486	-	(523)	486	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 26, 2022	Payable Invoice	Gusto - Benefit Liabilities For Medical Bronze PPO - JS	Payroll period 01/15/2022 - 01/28/2022	-	662	(1,184)	(662)	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 26, 2022	Payable Invoice	Gusto - Employer Benefit Expenses For Dental Silver PPO - MS	Payroll period 01/15/2022 - 01/28/2022	24	-	(1,160)	24	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 26, 2022	Payable Invoice	Gusto - Benefit Liabilities For Dental Silver PPO - MS	Payroll period 01/15/2022 - 01/28/2022	-	28	(1,188)	(28)	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 26, 2022	Payable Invoice	Gusto - Employer Benefit Expenses For Medical Silver PPO - MS	Payroll period 01/15/2022 - 01/28/2022	219	-	(970)	219	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 26, 2022	Payable Invoice	Gusto - Benefit Liabilities For Medical Silver PPO - MS	Payroll period 01/15/2022 - 01/28/2022	-	257	(1,227)	(257)	-	67800 - Salaries - G&A, 22000 - Accounts Payable and 1 more
Jan 31, 2022	Manual Journal	To Record amortization for January 2022 prepaid - Anthem Blue Cross - January	#4574	4,358	-	3,131	4,358	-	13400 - Prepaid Other Expenses, 64300 - Insurance - Business, Commercial, D&O and 2 more
Total Employee Benefit Programs				**7,153**	**4,023**	**3,131**	**3,131**	**-**	



DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Hr Consultants									
Jan 16, 2022	Spend Money	Bambee		99	-	99	99	-	10350 - SVB Innovators Card x3047
Total Hr Consultants				**99**	**-**	**99**	**99**	**-**	
Insurance - Business, Commercial, D&O									
Jan 31, 2022	Manual Journal	To Record amortization for January 2022 prepaid - Arther J. Gallagher Inv# 3985464	#4574	1,291	-	1,291	1,291	-	13400 - Prepaid Other Expenses, 63500 - Employee Benefit Programs and 2 more
Jan 31, 2022	Manual Journal	To Record amortization for January 2022 prepaid - Chubb Inv# 20210323	#4574	35	-	1,326	35	-	13400 - Prepaid Other Expenses, 63500 - Employee Benefit Programs and 2 more
Jan 31, 2022	Manual Journal	To Record amortization for January 2022 prepaid - Chubb Inv# 20210323-B	#4574	93	-	1,419	93	-	13400 - Prepaid Other Expenses, 63500 - Employee Benefit Programs and 2 more
Total Insurance - Business, Commercial, D&O				**1,419**	**-**	**1,419**	**1,419**	**-**	
Interest Income									
Jan 31, 2022	Receive Money	Silicon Valley Bank		-	-	-	-	-	10250 - Collateral MMA x2699
Total Interest Income				**-**	**-**	**-**	**-**	**-**	
Legal - Corporate									
Jan 12, 2022	Payable Invoice	Sheppard Mullin - For professional services through December, 2021	290070707	2,610	-	2,610	2,610	-	22000 - Accounts Payable
Jan 24, 2022	Payable Invoice	Wilson Sonsini Goodrich & Rosati PC - U.S. Trademark Matters	2422297	534	-	3,144	534	-	22000 - Accounts Payable
Jan 31, 2022	Manual Journal	To record January 2022 accrued expense - Sheppard Mullin - January 2022	#4637	5,747	-	8,891	5,747	-	24380 - Accrued Expense, 67630 - Consultants - General and 3 more
Total Legal - Corporate				**8,891**	**-**	**8,891**	**8,891**	**-**	



DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Loan Payable - Jesse Schorz									
Opening Balance				-	-	-	-	-	
Jan 20, 2022	Payable Invoice	Jesse Schorz - Jesse Schorz Expense Reimbursement	202201	1,508	-	(1,508)	(1,508)	-	22000 - Accounts Payable
Jan 31, 2022	Manual Journal	To record Jesse Schorz accrued expenses (12/21-1/22)	#4581	-	1,508	-	1,508	-	67390 - Prototype - Parts - Electronics, Misc, 60700 - Automobile - Gas, Parking, Mileage and 6 more
Total Loan Payable - Jesse Schorz				**1,508**	**1,508**	**-**	**-**	**-**	
Closing Balance				-	-	-	-	-	
Marketing - Photo, Video, Consulting									
Jan 21, 2022	Spend Money	Infront Agency		374	-	374	374	-	10350 - SVB Innovators Card x3047
Total Marketing - Photo, Video, Consulting				**374**	**-**	**374**	**374**	**-**	
Marketing Software, Service Subscriptions									
Jan 23, 2022	Spend Money	LinkedIn		80	-	80	80	-	10350 - SVB Innovators Card x3047
Total Marketing Software, Service Subscriptions				**80**	**-**	**80**	**80**	**-**	
Meals - Travel, Employees, Clients (not Entertainment related)									
Jan 5, 2022	Spend Money	Eggs N Things		99	-	99	99	-	10350 - SVB Innovators Card x3047
Jan 6, 2022	Spend Money	California Pizza Kitchen		107	-	206	107	-	10350 - SVB Innovators Card x3047
Jan 9, 2022	Receive Money	California Pizza Kitchen		-	4	202	(4)	-	10350 - SVB Innovators Card x3047
Jan 13, 2022	Spend Money	Eggs N Things		55	-	256	55	-	10350 - SVB Innovators Card x3047
Jan 14, 2022	Spend Money	Salt Creek Grille		116	-	372	116	-	10350 - SVB Innovators Card x3047
Jan 18, 2022	Spend Money	Sherwood Lake Club		79	-	451	79	-	10350 - SVB Innovators Card x3047



DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 21, 2022	Spend Money	Marston's Restaurant		63	-	514	63	-	10350 - SVB Innovators Card x3047
Jan 21, 2022	Spend Money	Marston's Restaurant		30	-	544	30	-	10350 - SVB Innovators Card x3047
Jan 23, 2022	Spend Money	Eggs N Things		106	-	649	106	-	10350 - SVB Innovators Card x3047
Jan 26, 2022	Spend Money	Eggs N Things		73	-	722	73	-	10350 - SVB Innovators Card x3047
Jan 28, 2022	Spend Money	California Pizza Kitchen		64	-	786	64	-	10350 - SVB Innovators Card x3047
Jan 30, 2022	Receive Money	California Pizza Kitchen		-	3	784	(3)	-	10350 - SVB Innovators Card x3047
Jan 31, 2022	Manual Journal	To record Jesse Schorz accrued expenses (12/21-1/22)	#4581	121	-	905	121	-	67390 - Prototype - Parts - Electronics, Misc, 24350 - Loan Payable - Jesse Schorz and 6 more
Total Meals - Travel, Employees, Clients (not Entertainment related)				**912**	**7**	**905**	**905**	**-**	

Medical

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 7, 2022	Spend Money	Hummingbird - Covid testing		150	-	150	150	-	10350 - SVB Innovators Card x3047
Jan 7, 2022	Spend Money	Hummingbird - Covid test		150	-	300	150	-	10350 - SVB Innovators Card x3047
Total Medical				**300**	**-**	**300**	**300**	**-**	

Office Equipment - Purchases

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 31, 2022	Manual Journal	To record Jesse Schorz accrued expenses (12/21-1/22)	#4581	175	-	175	175	-	67390 - Prototype - Parts - Electronics, Misc, 24350 - Loan Payable - Jesse Schorz and 6 more
Total Office Equipment - Purchases				**175**	**-**	**175**	**175**	**-**	

Office Software

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 4, 2022	Spend Money	Slack		8	-	8	8	-	10350 - SVB Innovators Card x3047



DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 31, 2022	Manual Journal	To Record amortization for January 2022 prepaid - Carta Inc - #INV113186	#4574	375	-	383	375	-	13400 - Prepaid Other Expenses, 63500 - Employee Benefit Programs and 2 more
Total Office Software				**383**	**-**	**383**	**383**	**-**	

Office Supplies

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 21, 2022	Spend Money	WATER - COFFEE DELIVER		22	-	22	22	-	10350 - SVB Innovators Card x3047
Jan 31, 2022	Manual Journal	To record Jesse Schorz accrued expenses (12/21-1/22)	#4581	273	-	295	273	-	67390 - Prototype - Parts - Electronics, Misc, 24350 - Loan Payable - Jesse Schorz and 6 more
Total Office Supplies				**295**	**-**	**295**	**295**	**-**	

Payroll Processing Fees

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 4, 2022	Spend Money	Gusto Fee		99	-	99	99	-	10000 - Checking Account x4722
Total Payroll Processing Fees				**99**	**-**	**99**	**99**	**-**	

Payroll Taxes

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 12, 2022	Payable Invoice	Gusto - Employer Taxes	Payroll period 01/01/2022 - 01/14/2022	2,995	-	2,995	2,995	-	67800 - Salaries - G&A, 63500 - Employee Benefit Programs and 1 more
Jan 26, 2022	Payable Invoice	Gusto - Employer Taxes	Payroll period 01/15/2022 - 01/28/2022	2,224	-	5,219	2,224	-	67800 - Salaries - G&A, 63500 - Employee Benefit Programs and 1 more
Jan 31, 2022	Manual Journal	To accrue January 2022 payroll	#4573	405	-	5,624	405	-	24100 - Wages Payable, 67800 - Salaries - G&A
Total Payroll Taxes				**5,624**	**-**	**5,624**	**5,624**	**-**	

Postage & Delivery



DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 31, 2022	Manual Journal	To record Jesse Schorz accrued expenses (12/21-1/22)	#4581	265	-	265	265	-	67390 - Prototype - Parts - Electronics, Misc, 24350 - Loan Payable - Jesse Schorz and 6 more
Total Postage & Delivery				**265**	**-**	**265**	**265**	**-**	

Prepaid Other Expenses

Opening Balance				**19,468**	**-**	**19,468**	**-**	**-**	
Jan 1, 2022	Payable Invoice	Experien Group Llc - Deposit for Consulting Services per contract	21-937001Dep	6,000	-	25,468	6,000	-	22000 - Accounts Payable
Jan 26, 2022	Spend Money	Anthem Blue Cross		4,358	-	29,826	4,358	-	10000 - Checking Account x4722
Jan 31, 2022	Manual Journal	To Record amortization for January 2022 prepaid	#4574	-	6,423	23,402	(6,423)	-	63500 - Employee Benefit Programs, 64300 - Insurance - Business, Commercial, D&O and 2 more
Total Prepaid Other Expenses				**10,358**	**6,423**	**23,402**	**3,934**	**-**	
Closing Balance				**23,402**	**-**	**23,402**	**-**	**-**	

Prepaid Rent

Opening Balance				**2,200**	**-**	**2,200**	**-**	**-**	
Jan 31, 2022	Manual Journal	To Record amortization for January 2022 prepaid rent	#4577	-	2,200	-	(2,200)	-	68000 - Rent
Jan 31, 2022	Payable Invoice	Avaloninv LP - -	2022-01-31	2,200	-	2,200	2,200	-	22000 - Accounts Payable
Total Prepaid Rent				**2,200**	**2,200**	**2,200**	**-**	**-**	
Closing Balance				**2,200**	**-**	**2,200**	**-**	**-**	

Prototype - Animatronics Parts

Jan 6, 2022	Payable Invoice	Tempo Automation, Inc. - Shipping, profile development & rework	18313	950	-	950	950	-	22000 - Accounts Payable



DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 7, 2022	Payable Invoice	Tempo Automation, Inc. - Shipping, profile development & rework	18117	1,688	-	2,638	1,688	-	22000 - Accounts Payable
Jan 14, 2022	Payable Invoice	Tempo Automation, Inc. - Tax portion	17458-tax	2,232	-	4,870	2,232	-	22000 - Accounts Payable
Total Prototype - Animatronics Parts				**4,870**	**-**	**4,870**	**4,870**	**-**	

Prototype - Design & Engineering Support

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 14, 2022	Payable Invoice	Synapse Product Development, Inc. - Phase I: De-risking & High level architecture Oct-Dec 2021	18148	9,822	-	9,822	9,822	-	22000 - Accounts Payable
Jan 31, 2022	Manual Journal	To record January 2022 accrued expense - Synapse - December 2021	#4637	-	150,000	(140,178)	(150,000)	-	24380 - Accrued Expense, 67860 - Legal - Corporate and 3 more
Jan 31, 2022	Manual Journal	To record January 2022 accrued expense - Synapse - Phase 2A January 2022	#4637	173,333	-	33,155	173,333	-	24380 - Accrued Expense, 67860 - Legal - Corporate and 3 more
Jan 31, 2022	Manual Journal	To record January 2022 accrued expense - Schlesinger - January 2022	#4637	10,025	-	43,180	10,025	-	24380 - Accrued Expense, 67860 - Legal - Corporate and 3 more
Jan 31, 2022	Manual Journal	To record January 2022 accrued expense - Synapse - Professional service January 2022	#4637	15,316	-	58,497	15,316	-	24380 - Accrued Expense, 67860 - Legal - Corporate and 3 more
Jan 31, 2022	Manual Journal	To record January 2022 accrued expense - Synapse - Phase 1 January 2022	#4637	4,891	-	63,388	4,891	-	24380 - Accrued Expense, 67860 - Legal - Corporate and 3 more
Total Prototype - Design & Engineering Support				**213,388**	**150,000**	**63,388**	**63,388**	**-**	

Prototype - Parts - 3D Printing

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 31, 2022	Manual Journal	To record Jesse Schorz accrued expenses (12/21-1/22)	#4581	112	-	112	112	-	67390 - Prototype - Parts - Electronics, Misc, 24350 - Loan Payable - Jesse Schorz and 6 more
Total Prototype - Parts - 3D Printing				**112**	**-**	**112**	**112**	**-**	



DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Prototype - Parts - Electronics, Misc									
Jan 31, 2022	Manual Journal	To record Jesse Schorz accrued expenses (12/21-1/22)	#4581	543	-	543	543	-	24350 - Loan Payable - Jesse Schorz, 60700 - Automobile - Gas, Parking, Mileage and 6 more
Total Prototype - Parts - Electronics, Misc				**543**	**-**	**543**	**543**	**-**	
Rent									
Jan 31, 2022	Manual Journal	To Record amortization for January 2022 prepaid rent - Avaloninv LP	#4577	2,200	-	2,200	2,200	-	13200 - Prepaid Rent
Total Rent				**2,200**	**-**	**2,200**	**2,200**	**-**	
Research & Development									
Jan 10, 2022	Spend Money	Petco		17	-	17	17	-	10350 - SVB Innovators Card x3047
Total Research & Development				**17**	**-**	**17**	**17**	**-**	
Salaries - G&A									
Jan 12, 2022	Payable Invoice	Gusto - Regular Wages	Payroll period 01/01/2022 - 01/14/2022	24,292	-	24,292	24,292	-	63500 - Employee Benefit Programs, 22000 - Accounts Payable and 1 more
Jan 26, 2022	Payable Invoice	Gusto - Holiday Pay	Payroll period 01/15/2022 - 01/28/2022	2,589	-	26,882	2,589	-	63500 - Employee Benefit Programs, 22000 - Accounts Payable and 1 more
Jan 26, 2022	Payable Invoice	Gusto - Regular Wages	Payroll period 01/15/2022 - 01/28/2022	22,023	-	48,905	22,023	-	63500 - Employee Benefit Programs, 22000 - Accounts Payable and 1 more
Jan 31, 2022	Manual Journal	To accrue January 2022 payroll	#4573	5,206	-	54,110	5,206	-	24100 - Wages Payable, 69101 - Payroll Taxes
Total Salaries - G&A				**54,110**	**-**	**54,110**	**54,110**	**-**	
Stock-Based Compensation									



DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 31, 2022	Manual Journal	To record Jesse's options expense - January 2020	#4623	3,552	-	3,552	3,552	-	32000 - APIC
Jan 31, 2022	Manual Journal	To record Jesse's options expense - January 2021	#4623	42,620	-	46,171	42,620	-	32000 - APIC
Jan 31, 2022	Manual Journal	To record Jesse's options expense - January 2022	#4623	19,851	-	66,023	19,851	-	32000 - APIC
Total Stock-Based Compensation				**66,023**	**-**	**66,023**	**66,023**	**-**	

SVB Innovators Card x3047

Opening Balance				-	2,852	(2,852)	-	-	
Jan 2, 2022	Spend Money	Scale LA		-	50	(2,902)	(50)	-	63300 - Dues and Subscriptions
Jan 4, 2022	Spend Money	Slack		-	8	(2,910)	(8)	-	68790 - Office Software
Jan 5, 2022	Spend Money	Eggs N Things		-	99	(3,009)	(99)	-	68030 - Meals - Travel, Employees, Clients (not Entertainment related)
Jan 5, 2022	Spend Money	Angelspan		-	399	(3,408)	(399)	-	67630 - Consultants - General
Jan 6, 2022	Spend Money	Apple.com		-	10	(3,418)	(10)	-	61800 - Computer Expense
Jan 6, 2022	Spend Money	California Pizza Kitchen		-	107	(3,525)	(107)	-	68030 - Meals - Travel, Employees, Clients (not Entertainment related)
Jan 6, 2022	Spend Money	PFL.com		-	317	(3,843)	(317)	-	67759 - Test Marketing - Direct Mailer Printing / Mail Fees
Jan 7, 2022	Spend Money	Hummingbird		-	150	(3,993)	(150)	-	67875 - Medical
Jan 7, 2022	Spend Money	Hummingbird		-	150	(4,143)	(150)	-	67875 - Medical
Jan 9, 2022	Receive Money	California Pizza Kitchen		4	-	(4,138)	4	-	68030 - Meals - Travel, Employees, Clients (not Entertainment related)
Jan 10, 2022	Spend Money	Family Office Club		-	399	(4,537)	(399)	-	63300 - Dues and Subscriptions
Jan 10, 2022	Spend Money	Petco		-	17	(4,554)	(17)	-	27500 - Research & Development
Jan 12, 2022	Spend Money	Apple.com		-	50	(4,604)	(50)	-	61800 - Computer Expense



DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 13, 2022	Spend Money	Eggs N Things		-	55	(4,658)	(55)	-	68030 - Meals - Travel, Employees, Clients (not Entertainment related)
Jan 14, 2022	Spend Money	Salt Creek Grille		-	116	(4,774)	(116)	-	68030 - Meals - Travel, Employees, Clients (not Entertainment related)
Jan 16, 2022	Spend Money	Bambee		-	99	(4,873)	(99)	-	67840 - Hr Consultants
Jan 18, 2022	Spend Money	New York Times		-	17	(4,890)	(17)	-	63300 - Dues and Subscriptions
Jan 18, 2022	Spend Money	Sherwood Lake Club		-	79	(4,969)	(79)	-	68030 - Meals - Travel, Employees, Clients (not Entertainment related)
Jan 21, 2022	Bank Transfer	Bank Transfer from Checking Account x4722 to SVB Innovators Card x3047		4,969	-	-	4,969	-	10000 - Checking Account x4722
Jan 21, 2022	Spend Money	Marston's Restaurant		-	63	(63)	(63)	-	68030 - Meals - Travel, Employees, Clients (not Entertainment related)
Jan 21, 2022	Spend Money	WATER - COFFEE DELIVER		-	22	(86)	(22)	-	67960 - Office Supplies
Jan 21, 2022	Spend Money	Infront Agency		-	374	(460)	(374)	-	67756 - Marketing - Photo, Video, Consulting
Jan 21, 2022	Spend Money	Marston's Restaurant		-	30	(490)	(30)	-	68030 - Meals - Travel, Employees, Clients (not Entertainment related)
Jan 23, 2022	Spend Money	Eggs N Things		-	106	(595)	(106)	-	68030 - Meals - Travel, Employees, Clients (not Entertainment related)
Jan 23, 2022	Spend Money	LinkedIn		-	80	(675)	(80)	-	67270 - Marketing Software, Service Subscriptions
Jan 23, 2022	Spend Money	AT&T		-	69	(744)	(69)	-	68025 - TV/Internet
Jan 26, 2022	Spend Money	Apple.com		-	7	(751)	(7)	-	61800 - Computer Expense
Jan 26, 2022	Spend Money	Eggs N Things		-	73	(824)	(73)	-	68030 - Meals - Travel, Employees, Clients (not Entertainment related)
Jan 27, 2022	Spend Money	Microsoft		-	60	(884)	(60)	-	61800 - Computer Expense
Jan 27, 2022	Spend Money	Microsoft		-	2	(886)	(2)	-	61800 - Computer Expense



DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 28, 2022	Spend Money	California Pizza Kitchen		-	64	(950)	(64)	-	68030 - Meals - Travel, Employees, Clients (not Entertainment related)
Jan 30, 2022	Spend Money	DropBox		-	45	(995)	(45)	-	63300 - Dues and Subscriptions
Jan 30, 2022	Spend Money	Shopify.com		-	29	(1,024)	(29)	-	63300 - Dues and Subscriptions
Jan 30, 2022	Receive Money	California Pizza Kitchen		3	-	(1,021)	3	-	68030 - Meals - Travel, Employees, Clients (not Entertainment related)
Total SVB Innovators Card x3047				**4,976**	**3,144**	**(1,021)**	**1,831**	**-**	
Closing Balance				**-**	**1,021**	**(1,021)**	**-**	**-**	

Test Marketing - Direct Mailer Printing / Mail Fees

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 6, 2022	Spend Money	PFL.com		317	-	317	317	-	10350 - SVB Innovators Card x3047
Total Test Marketing - Direct Mailer Printing / Mail Fees				**317**	**-**	**317**	**317**	**-**	

Travel - G&A

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 31, 2022	Payable Invoice	Tom Stevens - 2021 expenses	20220131	1,272	-	1,272	1,272	-	22000 - Accounts Payable
Total Travel - G&A				**1,272**	**-**	**1,272**	**1,272**	**-**	

TV/Internet

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Jan 23, 2022	Spend Money	AT&T		69	-	69	69	-	10350 - SVB Innovators Card x3047
Total TV/Internet				**69**	**-**	**69**	**69**	**-**	

Wages Payable

DATE	SOURCE	DESCRIPTION	REFERENCE	DEBIT	CREDIT	RUNNING BALANCE	GROSS	TAX	RELATED ACCOUNT
Opening Balance				**-**	**-**	**-**	**-**	**-**	
Jan 31, 2022	Manual Journal	To accrue January 2022 payroll	#4573	-	5,610	5,610	5,610	-	69101 - Payroll Taxes, 67800 - Salaries - G&A
Total Wages Payable				**-**	**5,610**	**5,610**	**5,610**	**-**	
Closing Balance				**-**	**5,610**	**5,610**	**-**	**-**	
Total				619,262	619,262	-	427,382	-	

CERTIFICATION

I, Thomas Edward Stevens, Principal Executive Officer of TomBot, Inc., hereby certify that the financial statements of TomBot, Inc. included in this Report are true and complete in all material respects.

Thomas Edward Stevens

CEO